EX-Filing Fees

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

AMG Pantheon Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$61,447,764.91 (1)	0.01102%	$0.00 (2)

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$61,447,764.91 (1)

Total Fees Due for Filing			$0.00

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$0.00

(1)

Calculated as the aggregate maximum purchase price for units of beneficial interest, based upon the estimated net asset value per Class 1 Unit, the estimated net asset value per Class 2 Unit, the estimated net asset value per Class 3 Unit, the estimated net asset value per Class 4 Unit, and the estimated net asset value per Class 5 Unit as of October 31, 2022.

(2)

AMG Pantheon Fund, LLC (the “Issuer”) is a feeder fund in a master-feeder structure, whereby the Issuer invests substantially all of its assets in AMG Pantheon Master Fund, LLC (the “Master Fund”). Units of beneficial interest repurchased by the Issuer through this tender offer may have corresponding units of beneficial interest repurchased by the Master Fund through a corresponding tender offer. The Master Fund pays tender offer registration fees for its corresponding tender offer, which is subject to Rule 13e-4. The Issuer avails itself of the SEC staff’s no-action relief applicable to master-feeder structures for fees on shares offered for repurchase in corresponding tender offers. See Ironwood Multi-Strategy Fund LLC and Ironwood Institutional Multi-Strategy Fund LLC, SEC No-Action Letter (pub. avail. April 19, 2017).